UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

LAN AIRLINES REPORTS NET INCOME OF US$47.2 MILLION FOR THE SECOND QUARTER OF 2008

Santiago, Chile, July 29, 2008 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for the second quarter ended June 30, 2008. “LAN” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with generally accepted accounting principles in Chile and are expressed in U.S Dollars.

HIGHLIGHTS

•	LAN reported net income of US$47.2 million for the second quarter 2008, a 10.7% increase compared to net income of US$42.6 million in the second quarter 2007.

•

The Company reported operating income of US$43.8 million for the second quarter 2008 compared to operating income of US$59.3 million in the second quarter 2007, resulting in a 3.6 percentage point decrease in operating margin from 7.7% to 4.1%. This decrease was mainly the result of higher fuel prices, which resulted in US$157.4 million in additional fuel costs during the quarter.

•

Total revenues for the second quarter 2008 reached US$1,072.4 million, compared to revenues of US$772.9 million in the second quarter 2007, due to a 36.2% increase in passenger revenues, a 49.0% increase in cargo revenues, while other revenues decreased 5.4%. Passenger and cargo revenues accounted for 58% and 39% of total revenues, respectively, in the second quarter 2008.

•	For the first half 2008, the Company reported net income of US$138.3 million, a 7.4% increase compared to net income of US$128.7 million in the same period in 2007.

•

Continuing with the expansion and renewal of the Company’s fleet, LAN received two new Boeing 767-300 passenger aircraft, three new Airbus A318 passenger aircraft and one new Airbus A320 passenger aircraft during the second quarter 2008.

•

LAN CARGO announced that it received authorization for the creation of a new cargo affiliate airline in Colombia. LAN CARGO estimates that the operational and technical certification process will take approximately six months to complete, which means that the new Colombian operations should be launched during the first quarter 2009.

•

As of May 18, 2008, LAN exclusively operates Airbus A320 family aircraft on its different domestic and regional markets. As a consequence of the phase out of the Boeing B737-200 fleet, the average age of LAN’s fleet has come down to 5.6 years.

•

LAN launched service to 3 new destinations this quarter: Tumbes, Peru, served from Lima; Neuquén, Argentina, served from Buenos Aires; and Medellin, Colombia, served from the Lima hub. In addition, LAN announced it will add service to Toronto, Canada, which will be served as an extension of the Santiago–New York City direct flight. The first flight to Toronto will take place on September 2, 2008.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

•

During the quarter, LAN continued to receive international recognition. In May 2008, LAN CARGO was elected by Air Cargo News magazine as the “Best Company in Latin America”. In addition, in June, 2008, LAN was selected the “Best Airline in Central and South America, and the Caribbean” by the Official Airline Guide (OAG), a world leader in travel intelligence.

Management Comments on Second Quarter 2008 Results

LAN reported net income of US$47.2 million for the second quarter 2008. Revenue growth of 38.8% during the quarter represents a major accomplishment for the Company as it significantly surpassed the 8.5% expansion in operations, as measured in system ATKs. LAN’s operating margin decreased from 7.7% to 4.1%, mainly as a result of higher fuel costs, which represented US$157.4 million in additional costs during the quarter. Considering the fuel hedging results obtained in the second quarters 2008 and 2007 (which are accounted for as non-operating income), operating income would have amounted to US$73.1 million in the current quarter, a 14.3% increase over the second quarter 2007, demonstrating LAN’s continuing ability to operate successfully in a high fuel price environment.

Passenger revenues grew 36.2% during the quarter due to an 8.7% expansion in capacity, as well as a 25.2% improvement in revenues per ASK. The latter resulted from a 1.1 point increase in load factors from 70.8% to 71.9%, together with a 23.3% increase in yields. During the quarter, yields increased, mainly as a result of improved revenue management initiatives, higher fuel surcharges, as well as the impact of the appreciation of the Chilean peso on domestic fares. During the second quarter, the Company managed its capacity to respond to demand growth and market opportunities. Capacity significantly increased on all of the Company’s domestic markets, namely in Chile, Peru and Argentina, and on long-haul destinations.

During the second quarter 2008, cargo revenues rose 49.0%, as capacity rose 14.9% and unit cargo revenues increased 29.7%. Higher revenues per ATK resulted mainly from a 32.9% increase in yields, which more than offset a 1.8 point decline in load factors from 73.7% to 71.9%. Yields significantly increased during the quarter driven by the implementation of certain revenue management initiatives on southbound routes, a successful seed export season, as well as higher fuel surcharges throughout the network. LAN’s strategy in the cargo business, which continues to achieve important profitability improvements, seeks to rationalize its capacity expansion by focusing on the most profitable routes. In order to prepare the markets for the launch of the Colombian venture, as well as for the arrival of the Boeing 777 Freighter during the first quarter 2009, LAN increased the amount of wet leases (ACMI) it operates. This trend should continue for the remainder of 2008.

Operating expenses rose 44.2% compared to the second quarter 2007, while costs per ATK (including net financial expenses) increased 34.7%. Higher fuel prices generated US$157.4 million in additional fuel costs for the quarter. Excluding fuel, unit costs increased 19.4%, mainly due to the impact of the appreciation of local currencies and of inflation on wages and benefits, a higher proportion of ACMI leases, and an increase in operations.

The Company recorded a US$8.8 million non-operating gain in the second quarter 2008 compared to a US$11.0 million non-operating loss in the second quarter 2007. In the second quarter 2008, interest expenses increased from US$19.1 million to US$21.6 million due to higher debt related to fleet financing, while interest income remained flat at US$3.5 million. In addition, the Company recorded a US$29.3 million fuel hedging gain in the second quarter 2008, compared to a US$4.6 million fuel hedging gain in the second quarter 2007. LAN has hedged approximately 53% of its fuel requirements for the third quarter 2008 and 55% for the fourth quarter 2008. For 2009, LAN has hedged approximately 30% of its fuel requirements for the first quarter and 10% for the rest of the year.

LAN continues to maintain a solid financial position, with ample liquidity and a sound financing structure. At the end of the quarter, LAN had US$507 million in cash, cash equivalents and committed credit lines. Additionally, the Company’s long-term debt only finances aircraft, has 12 to 18-year repayment profiles and features competitive interest rates.

During the quarter, LAN continued with its retrofit program to reconfigure all its wide-body passenger aircraft with the new Premium Business Class and upgraded Economy Class. As of June 30, 2008, 20 of LAN’s 24 Boeing 767 passenger aircraft had this new configuration. The Boeing 767-300 retrofit program should be completed by the third quarter 2008, while the Airbus A340-300 retrofit will begin in October 2008 and is expected to be completed by the second quarter 2009.

Consistent positive results and a solid balance sheet have enabled LAN to continue advancing on a number of long-term initiatives. These plans, which encompass all levels and business units, are aimed at improving LAN’s long-term strategic position by enabling the Company to address opportunities, strengthen its market position and raise competitiveness.

EBITDAR Calculation (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (in US$ millions)

	2Q08	2Q07	%Chg

Revenues	1,072.4	772.9	38.8%
Operating Expenses	(1,028.6)	(713.6)	44.2%

Operating Income	43.8	59.3	-26.2%

Depreciation and Amortization	42.9	35.2	21.9%

EBITDA	86.7	94.5	-8.3%
EBITDA Margin	8.1%	12.2%

Aircraft Rentals	38.1	38.3	-0.4%

EBITDAR	124.8	132.8	-6.0%
EBITDAR Margin	11.6%	17.2%

(1) EBITDA and EBITDAR are non-GAAP measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with generally accepted accounting principles in Chile as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

Recent Events

New LAN CARGO affiliate in Colombia

In July 2008, LAN CARGO received authorization for the creation of a new cargo affiliate airline in Colombia. LAN CARGO estimates that the operational and technical certification process will take approximately six months to complete, which means that the new Colombian operations should be launched during the first quarter 2009.

Fleet Plan

During the quarter, LAN completely phased out its Boeing 737-200 passenger fleet. Today, LAN exclusively operates new Airbus A320 family aircraft on domestic and regional markets.

LAN has embarked on a very significant fleet expansion program, which includes the delivery of 19 passenger aircraft in 2008. Eight aircraft have been received during the first half of the year.

During the quarter, LAN continued with the expansion of its fleet, as it received three Airbus A318 and one Airbus A320 destined for domestic and regional short-haul operations, together with two Boeing 767-300 passenger aircraft.

LAN’s estimated fleet plan and associated capital expenditures are shown in the table below.

Year End Fleet	2007	2008	2009	2010	2011

PASSENGER FLEET
737-200	9*	-	-	-	-
A320/A319/A318	37	50	51	57	66
767-300 ER	22	26	28	28	28
787-9 ER	-	-	-	-	-
A340-300	5	5	5	5	5
TOTAL PASSENGER FLEET	73	81	84	90	99

CARGO FLEET
737-200 F	1	-	-	-	-
767-300 F	9	9	9	9	9
777-300 F	-	-	2	2	3
TOTAL CARGO FLEET	10	9	11	11	12

TOTAL FLEET	83	90	95	101	111

Total CAPEX (US$ Million)	471	839	364	249	521

* As of December 2007 only eight Boeing 737-200 were in operation.

Outlook

The Company’s strong first half operating performance provides a solid base for long-term growth and profitability. As a consequence, LAN is in a position to plan for capacity expansion in response to growth opportunities, while leveraging opportunities to improve its cost performance. Combined, LAN believes that these elements will enable the Company to consolidate its position as Latin America’s leading international carrier.

The Company has reviewed its projections and now expects passenger ASK growth to be between 14-16% in 2008, down from the 16-18% growth previously expected. The reduction in passenger capacity growth arises from the delay of additional frequencies in some long-haul markets, such as the Lima-Madrid and Guayaquil-Madrid routes. The postponed frequencies will be operated once the winglets have been installed on the Boeing B767 fleet.

LAN expects 2008 growth in the cargo business to be driven by capacity in the belly space of passenger aircraft, as well as from additional ACMI leases throughout the year, in preparation for the launch of the Colombian operations, and for the arrival of two Boeing 777 Freighter aircraft to be delivered in the first quarter 2009. The Company has reviewed its projections and now expects 2008 cargo ATK growth to be between 10-12%, up from the 8-10% previously expected.

In 2008, LAN will received a total of 19 aircraft, and in 2009, LAN expects to receive six passenger aircraft and the first two B777 Freighter aircraft.

Consolidated Second Quarter Results

Net income for the second quarter 2008 amounted to US$47.2 million compared to US$42.6 million in the same period 2007, an increase of 10.7%. Net margin for the quarter decreased from 5.5% in 2007 to 4.4% in 2008.

Operating income amounted to US$43.8 million in the second quarter 2008, as compared to US$59.3 million in the second quarter 2007. Operating margin for the quarter decreased from 7.7% to 4.1%.

Total operating revenues grew 38.8% compared to the second quarter 2007, reaching US$1,072.4 million. This reflected a:

•	36.2% increase in passenger revenues to US$624.2 million,
•	49.0% increase in cargo revenues to US$413.0 million, and a
•	5.4% decrease in other revenues to US$35.2 million.

Passenger and cargo revenues accounted for 58% and 39% of total revenues for the quarter, respectively.

Passenger revenues increased 36.2%, driven by 10.4% growth in traffic, coupled with a 23.3% increase in yields. Load factors increased from 70.8% to 71.9%, as traffic outpaced the 8.7% increase in capacity. Overall, revenues per ASK increased 25.2%. Traffic grew as a result of a 16.6% increase in Chilean domestic traffic, and a 9.5% increase in international traffic (including domestic operations in Peru and Argentina). International traffic accounted for 87% of total passenger traffic during the quarter. Yields increased 23.3%, mainly as a result of better revenue management practices on regional routes and of the increase in fuel surcharges due to higher fuel costs, as well as the impact of the appreciation of the Chilean peso on domestic fares.

Cargo revenues increased 49.0% in the quarter, driven by a 12.1% increase in traffic and a 32.9% increase in yields. Yields increased due to the continued implementation of certain revenue management initiatives on southbound routes, which led to nominal fare increases, a successful seed export season and higher fuel surcharges. Capacity during the quarter increased 14.9%. As a consequence, load factors decreased from 73.7% to 71.9%, as volume growth in some northbound export markets were negatively affected by stronger local currencies and higher fuel prices. Revenues per ATK increased 29.7% compared to the second quarter 2007.

Other revenues decreased 5.4%, as increased revenues from aircraft rentals and logistics and courier services were more than offset by lower onboard sales. Since April 2008, LAN has outsourced the duty-free administration to a third party provider, which means that onboard sales revenues shown in the ‘Other revenues’ line now reflects the net commission earned by the Company. In addition, the ‘Other revenues’ line in the second quarter 2007 included $3.4 million in compensation from Airbus related to a change in the delivery schedule for certain Airbus A318 aircraft.

Total operating expenses increased 44.2% during the quarter, while unit (ATK) costs increased 34.7% as compared to the second quarter 2007. Higher jet fuel prices during the quarter led to approximately US$157.4 million in additional fuel costs. Excluding fuel, unit costs increased 19.4%. Changes in operating expenses were driven by:

•

Wages and benefits increased 38.0%, driven mainly by the impact of inflation and stronger local currencies on local currency-denominated wages, as well as increased headcount, in-line with the Company’s expansion of operations.

•

Fuel costs increased 83.8%, driven by a 9.6% increase in consumption and a 67.7% increase in prices, in addition to a higher proportion of less fuel efficient ACMI flying, partly offset by fuel efficiencies resulting from LAN’s newer fleet.

•

Commissions to agents increased 33.6%, due to a 41.0% increase in traffic revenues (passenger and cargo), which was offset by a 0.7 point reduction in average commissions. This reduction was related to lower commissions in the passenger division in Chile and in the cargo business in general.

•

Depreciation and amortization increased 21.9%, mainly due to the incorporation of four new Boeing 767 aircraft, three Airbus A320s and nine Airbus A318 aircraft, partially offset by the phase out of the Boeing 737-200 fleet.

•

Other rental and landing fees increased 28.3%, mainly due to the impact of increased operations on airport landing fees and handling expenses, as well as increased use of variable aircraft rentals (ACMI) in the cargo business.

•

Passenger service expenses increased 23.0%, mainly driven by the 14.4% increase in the number of passengers transported during the quarter, and by higher costs associated with the new in-flight entertainment system and with the outsourcing of some services.

•

Aircraft rentals remained stable, as a decrease in the average number of leased aircraft due to the phase out of the Boeing B737-200 fleet was offset by higher average lease rates and the incorporation of an additional Airbus A340 into LAN’s fleet.

•

Maintenance expenses decreased 10.1%, as the additional cost from increased fleet utilization and higher maintenance rates per hour due to the escalation in maintenance contracts were more than offset by lower maintenance provisions resulting from the phase out of the Boeing 737-200 fleet and a higher proportion of new planes.

•

Other operating expenses increased 39.5% due to increased operations, driven mainly by higher sales and distribution costs, together with higher marketing and advertising expenses, higher costs related to the Company’s frequent flyer program “LanPass”, and to higher credit card commissions due to the increased penetration of the Internet sale channel.

Non-operating results for the second quarter 2008 amounted to a US$8.8 million gain compared to a US$11.0 million loss in the second quarter 2007.

•	Interest income remained flat at US$3.5 million.
•	Interest expense increased 13.1% due to increased average long-term debt related to fleet financing.
•

In the other income-net line, the Company recorded a US$26.9 million gain compared to a US$4.6 million gain in 2007. In the second quarter 2008, LAN recorded a fuel hedging gain of US$29.3 million (compared to a US$4.6 million gain in the second quarter 2007), as well as a US$5.6 million foreign-exchange loss (compared to a US$4.6 million gain in the second quarter 2007).

Consolidated First Half 2008 Results

Net income for the first half 2008 amounted to US$138.3 million compared to net income of US$128.7 million in the same period 2007, an increase of 7.4%. Net margin for the period decreased from 8.0% in 2007 to 6.4% in 2008.

Operating income amounted to US$168.0 million in the first half 2008 compared to US$182.8 million in the first half 2007. Operating margin for the period decreased from 11.4% to 7.8%.

Total operating revenues grew 34.0% compared to the first half 2007, reaching US$2.2 billion. This reflected a:

•	32.3% increase in passenger revenues to US$1,317.3 million,
•	41.0% increase in cargo revenues to US$751.1 million, and a
•	8.0% increase in other revenues which amounted to US$81.8 million.

Passenger and cargo revenues accounted for 61% and 35% of total revenues for the period, respectively.

Passenger revenues grew, driven by a 12.9% increase in traffic, together with a 17.1% increase in yields. Load factors increased from 74.6% to 76.3%, as traffic outpaced the 10.4% increase in capacity. Overall, revenues per ASK increased 19.8%. Traffic grew as a result of a 20.8% increase in Chilean domestic traffic and an 11.8% increase in international traffic (including domestic operations in Peru and Argentina). International traffic accounted for 87% of total passenger traffic during the period. Yields increased mainly due to nominal fare increases, higher fuel surcharges resulting from higher WTI prices and the impact of the appreciation of the Chilean peso on domestic fares.

Cargo revenues increased 41.0%, due to an 11.2% increase in traffic, together with a 26.8% yield increase. Yields increased primarily due to the continued implementation of certain revenue management initiatives on southbound routes, a successful seed export season and higher fuel surcharges. Capacity during the period increased 14.1%. As a consequence, load factors decreased from 74.0% to 72.1%, as volume growth in some northbound export markets were negatively affected by stronger local currencies and higher fuel prices. Revenues per ATK increased 23.6% compared to the first half 2007.

Other revenues increased 8.0%, mainly due to revenues from aircraft rentals and from logistics and courier services.

Total operating expenses increased 39.5% during the period, while capacity as measured in system ATKs, increased 8.8%. As a consequence, unit (ATK) costs increased 29.4%. Higher jet fuel prices during this period led to approximately US$271.5 million in higher fuel costs. Excluding fuel, unit costs increased 15.3%. Changes in operating expenses were driven by:

•

Wages and benefits increased 37.5%, driven mainly by the impact of inflation and stronger local currencies on local currency-denominated wages, as well as increased headcount, in-line with the expansion of the Company’s operations.

•

Fuel costs increased 77.8%, driven by a 10.6% increase in consumption, a 60.8% increase in prices, and a higher proportion of less fuel efficient ACMI flying, partly offset by fuel efficiencies resulting from LAN’s newer fleet.

•

Commissions to agents increased 24.8%, due to a 35.3% increase in traffic revenues (passenger and cargo), which was offset by a 1.0 point reduction in average commissions. This reduction was mainly related to lower commissions in the cargo business, as well as lower commissions in the passenger business in Chile.

•

Depreciation and amortization increased 20.5%, mainly due to the incorporation of four new Boeing 767-300 aircraft, three Airbus A320s and nine Airbus A318 aircraft, partially offset by the phase out of the Boeing 737-200 fleet.

•

Other rental and landing fees increased 23.2%, mainly due to the impact of increased operations on airport landing fees and handling expenses, as well as increased use of variable aircraft rentals (ACMI) in the cargo business.

•	Passenger service expenses increased 23.0%, driven by the 17.0% increase in the number of passengers transported during the period, as well as higher costs associated with passenger compensations.
•	Aircraft rentals remained flat as the decrease in the average number of leased aircraft was offset by higher average lease rates.
•

Maintenance expenses increased 2.4%, as additional costs resulting from increased fleet utilization and higher maintenance rates per hour due to the escalation in maintenance contracts were somewhat compensated by lower maintenance provisions resulting from the phase out of the Boeing 737-200 fleet.

•

Other operating expenses increased 29.6%, due to increased operations driven mainly by higher sales and distribution costs, together with higher marketing and advertising expenses, higher costs related to the Company’s frequent flyer program “LanPass”, and higher credit card commissions due to the increased penetration of the Internet sales channel.

Non-operating results for the first half 2008 amounted to a US$4.4 million loss compared to a US$30.7 million loss in the first half 2007.

•	Interest income decreased 17.7% due to lower average cash balances.
•	Interest expenses increased 14.6% due to increased average long-term debt related to fleet financing.
•

In the other income-net item, the Company recorded a US$33.1 million gain compared to a US$0.2 million gain in 2007. The Company recorded a fuel hedging gain of US$30.7 million in the first half 2008 (compared to a US$0.1 million gain in the first half 2007), as well as a US$0.4 million foreign-exchange gain (compared to a US$5.2 million gain in the first half 2007).

******

About LAN

LAN Airlines is one of the leading airlines in Latin America. “LAN” makes reference to the consolidated entity that includes LAN Airlines, LAN Express, LAN Peru, LAN Ecuador, and LAN Argentina, as well as LAN Cargo and its affiliates. The LAN Alliance serves 14 destinations in Chile, 13 destinations in Peru, 11 destinations in Argentina, two destinations in Ecuador, 15 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific, as well as 58 additional international destinations through its various code-share agreements. Currently, the LAN Alliance operates 72 passenger aircraft and 9 dedicated freighters.

LAN Airlines is a member of oneworld (TM), the world’s leading global airline alliance. It has bilateral commercial agreements with oneworld partners American Airlines, British Airways, Iberia and Qantas, as well as with Alaska Airlines, AeroMexico, Mexicana, TAM, Korean Air and JAL. For more information visit www.lan.com or www.oneworldalliance.com.

******

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

FOR IMMEDIATE RELEASE

LAN Airlines S.A.
Consolidated Income Statement (in thousands of U.S. Dollars)

	For the Three-Month Period ended June 30,			For the Six Month Period ended June 30,		
	2008	2007	% Change	2008	2007	% Change
REVENUES						
Passenger	624,164	458,399	36.2%	1,317,343	995,843	32.3%
Cargo	413,028	277,261	49.0%	751,124	532,557	41.0%
Other	35,221	37,246	-5.4%	81,837	75,809	8.0%
TOTAL OPERATING REVENUES	**1,072,413**	**772,906**	**38.8%**	**2,150,304**	**1,604,209**	**34.0%**
EXPENSES						
Wages and Benefits	(155,230)	(112,524)	38.0%	(307,766)	(223,864)	37.5%
Aircraft Fuel	(389,896)	(212,172)	83.8%	(718,064)	(403,792)	77.8%
Commissions to Agents	(123,320)	(92,338)	33.6%	(236,032)	(189,123)	24.8%
Depreciation and Amortization	(42,868)	(35,180)	21.9%	(86,658)	(71,913)	20.5%
Other Rental and Landing Fees	(112,311)	(87,540)	28.3%	(214,712)	(174,236)	23.2%
Passenger Services	(20,675)	(16,805)	23.0%	(41,184)	(33,493)	23.0%
Aircraft Rentals	(38,121)	(38,269)	-0.4%	(76,859)	(76,183)	0.9%
Aircraft Maintenance	(35,279)	(39,237)	-10.1%	(80,715)	(78,846)	2.4%
Other Operating Expenses	(110,912)	(79,503)	39.5%	(220,294)	(169,952)	29.6%
TOTAL OPERATING EXPENSES	**(1,028,612)**	**(713,568)**	**44.2%**	**(1,982,284)**	**(1,421,402)**	**39.5%**
OPERATING INCOME (LOSS)	**43,801**	**59,338**	**-26.2%**	**168,020**	**182,807**	**-8.1%**
OPERATING MARGIN	*4.1%*	*7.7%*	-3.6 *pp*	*7.8%*	*11.4%*	*- 3.6 pp.*
OTHER INCOME (EXPENSE)						
Interest Income	3,491	3,483	0.2%	5,274	6,408	-17.7%
Interest Expenses	(21,588)	(19,093)	13.1%	(42,746)	(37,316)	14.6%
Other Income-Net	26,849	4,626	480.4%	33,087	201	16361.2%
TOTAL	**8,752**	**(10,984)**	**-179.7%**	**(4,385)**	**(30,707)**	**-85.7%**
INCOME BEFORE MINORITY INTEREST	**52,553**	**48,354**	**8.7%**	**163,635**	**152,100**	**7.6%**
Minority Interest	3,529	1,622	117.6%	911	1,598	-43.0%
INCOME (LOSS) BEFORE INCOME TAXES	**56,082**	**49,976**	**12.2%**	**164,546**	**153,698**	**7.1%**
Income Taxes	(8,908)	(7,344)	21.3%	(26,282)	(24,977)	5.2%
NET INCOME (LOSS)	**47,174**	**42,632**	**10.7%**	**138,264**	**128,721**	**7.4%**
NET MARGIN	*4.4%*	*5.5%*	-1.1 *pp*	*6.4%*	*8.0%*	*- 1.6 pp.*
NET INCOME (LOSS) EXCLUDING EXTRAORDINARY ITEMS	**47,174**	**42,632**	**10.7%**	**138,264**	**128,721**	**7.4%**
NET MARGIN	*4.4%*	*5.5%*	-1.1 *pp*	*6.4%*	*8.0%*	-1.6
Shares Outstanding	338,790,909	338,790,909	0.0%	338,790,909	338,790,909	0.0%
Earnings per share	0.14	0.13	10.7%	0.41 0	0.38	7.4%
Earnings per ADR	0.14	0.13	10.7%	0.41 0	0.38	7.4%

LAN Airlines S.A.

Consolidated Balance Sheet (in thousands of US$)

	As of June 30,	
	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	14,344	10,468
Time deposits	288,801	288,721
Marketable securities	145,800	134,093
Accounts and notes receivable -trade and other	529,856	411,038
Accounts and notes receivable from related companies	400	7,010
Inventories	73,167	56,848
Prepaid and recoverable taxes	73,077	44,217
Prepaid expenses	22,401	18,100
Deferred income tax assets	8,113	10,313
Other current assets	136,855	23,216
Total current assets	1,292,814	1,004,024
PROPERTY AND EQUIPMENT (net)		
Aircraft	2,340,519	1,709,196
Other	288,521	242,579
Total property and equipment	2,629,040	1,951,775
OTHER ASSETS		
Investments	3,063	3,260
Goodwill	33,985	35,791
Notes and accounts receivable from related companies	0	0
Long-term accounts receivable	8,632	5,383
Long-term deferred taxes	0	0
Deposits and others	370,514	350,150
Total other assets	416,194	394,584
Total assets	4,338,048	3,350,383
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank loans	0	0
Current portion of long-term loans from financial institutions	122,885	81,089
Current portion of long term leasing obligations	75,677	73,030
Dividends Payable	256	123
Accounts payable	348,599	242,407
Notes and accounts payable to related companies	317	155
Other creditors	0	0
Air traffic liability and others	387,832	286,459
Other current liabilities	275,355	157,469
Total current liabilities	1,210,921	840,732
LONG-TERM LIABILITIES		
Loans from financial institutions	1,472,181	1,004,626
Other creditors	0	30
Provisions	96,755	57,609
Notes and accounts payable to related companies	0	0
Air traffic liability	30,648	8,888
Deferred taxes	195,157	142,813
Obligations under capital leases	206,699	260,458
Other long-term liabilities	988	14,369
Total long-term liabilities	2,002,428	1,488,793
MINORITY INTEREST	3,819	2,126
SHAREHOLDERS' EQUITY		
Common stock	453,444	453,444
Reserves	339	230
Interim dividends	0	0
Retained earnings	667,097	565,058
Total shareholders' equity	1,120,880	1,018,732
Total liabilities and shareholders' equity	4,338,048	3,350,383

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2008

Lan Airlines S.A.
/s/ Alejandro de la Fuente Alejandro de la Fuente Chief Financial Officer